THE FORBES SECURITIES GROUP LLC

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2019

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69926

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 AND ENDING 12/31/2019

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: THE FORBES SECURITIES GROUP LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8480 E ORCHARD RD, SUITE 2400

(No. and Street)

GREENWOOD VILLAGE   CO   80111

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ana R. Carter / 813-442-1645

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP

(Name – *if individual, state last, first, middle name*)

5251 S. Quebec Street, Ste 200   Greenwood Village   CO   80111

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

 ✔ Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Forbes _____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
THE FORBES SECURITIES GROUP LLC _____, as
of December 31 _____, 20 19 ____, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____


```
KERRI JANE NEXON
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID 20184048033
MY COMMISSION EXPIRES  DECEMBER 18, 2022
```


2/11/20

Signature

_____
President
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement
  of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the
  Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of
  consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE FORBES SECURITIES GROUP LLC

<u>CONTENTS</u>



SPICER JEFFRIES LLP

Certified Public Accountants

4601 DTC BOULEVARD • SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of
The Forbes Securities Group LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of The Forbes Securities Group LLC (the "Company") as of December 31, 2019, the related statements of operations, changes in member's equity and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital Pursuant to Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Pursuant to Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.



We have served as The Forbes Securities Group LLC's auditor since 2017.

Denver, Colorado
February 10, 2020

THE FORBES SECURITIES GROUP LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS
Current assets:

Cash	$	17,291
Total current assets		17,291

Other assets:

Accounts receivable		85,162
Prepaid expenses		590
Total other assets		85,752

	$	103,043

LIABILITIES AND MEMBER'S EQUITY
Current liabilities:

Accounts payable and accrued expenses	$	70,657
Total current liabilities		70,657
Member's Equity		32,386
Total member's equity		32,386

	$	103,043

THE FORBES SECURITIES GROUP LLC

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2019

REVENUES:		
Sellside Transactions	$	115,162
Total revenues		115,162
EXPENSES:		
Salaries and wages		236,525
Regulatory fees and expenses		9,367
Occupancy and equipment		18,142
Communication and data processing		4,954
Research		3,845
Professional fees		52,936
Office expenses		4,586
Insurance		5,368
Other operating expenses		12,064
Total expenses		347,787
NET LOSS	$	(232,625)

The accompanying notes are an integral part of this statement.

THE FORBES SECURITIES GROUP LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2019

BALANCES, December 31, 2018	$	265,011
Contributions		-
Distributions		-
Net Loss		(232,625)
BALANCES, December 31, 2019	$	32,386

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(232,625)
Adjustments to reconcile net loss to net cash		
provided by operating activities:		
Changes in operating assets and liabilities:		
Accounts receivable		(85,162)
Prepaid expenses		188
Accounts payable and accrued expenses		(184,350)
Net cash used by operating activities		(501,948)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Cash contributed by member		-
Cash distributed to member		-
Net cash used by financing activities		-
NET CHANGE IN CASH		(501,949)
CASH, beginning of year		519,240
CASH, end of year	$	17,291

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

The Forbes Securities Group LLC, (the "Company") was formed as a Colorado LLC on February 1, 2017 and operates as a securities capital acquisition broker dealing in advisement and services related to Mergers and Acquisitions and Private Placements. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and Securities Investor Protection Corporation ("SIPC").

Clearing Agreement

The Company under Rule 15c3-3(k)(2)(i) is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not have customer accounts. Accordingly, a special Account for the Exclusive benefits of customers is not maintained.

Revenue Recognition

The Company records advisory revenue when earned in accordance with an executed engagement agreement. The Company records revenue from the transfer of securities related to Mergers and Acquisitions and Private Placements when earned in accordance with an executed engagement agreement. Other revenue is recognized when earned.

Depreciation

The Company provides for depreciation of computers and equipment on a straight-line basis over the estimated lives of the related assets ranging from 3 to 7 years.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid instruments with a maturity of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Income Taxes

The Company is a multi-member limited liability company and is not subject to federal and state income taxes: its income and deductions are included with those of the owners.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable tax authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction and may file more income tax returns in various U.S. states. The Company is not subject to income tax returns examinations by major taxing authorities for the years before 2017 (year of inception). The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analysis of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income tax payable, if asserted. No interest expense or penalties have been recognized as of and for the year ended December 31, 2019.

Valuation of Securities

The fair value hierarchy is categorized into three levels based on the inputs as follows:

> Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

> Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

> Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors, including the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent

NOTE 1 -   ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(concluded)

<u>*Valuation of Securities (concluded)*</u>

that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined by the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

The Company did not hold any securities as of December 31, 2019.

NOTE 2 -   NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2019, the Company had net capital and net capital requirements of $10,505, and $5,000 respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 6.726 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 -   COMMITMENTS AND RELATED PARTY TRANSACTIONS

The Company entered into an expense allocation agreement with Forbes Business Investments, Inc., dba The Forbes M+A Group ("FMA"), an affiliate under common ownership, whereby the Company shall be responsible for paying its share of the allocated expenses incurred by FMA in support of the operations of the Company. These expenses generally consist of rent, insurance, support labor, office supplies and other general and administrative services. For the year ended December 31, 2019, total allocated expenses from FMA to the Company were $177,045.

NOTE 3 -   *COMMITMENTS AND RELATED PARTY TRANSACTIONS (concluded)*

At December 31, 2019, the payable due to FMA in connection with these services totaled $6,495.

Forbes Business Investments, Inc., dba The Forbes M+A Group, and The Forbes Securities Group, LLC are related through common ownership.

NOTE 4 -   *CONCENTRATION OF CREDIT RISK*

The Company maintains its cash in bank deposit accounts at high quality financial institutions. The balances, at time, may exceed the Federal Deposit Insurance Corporation's (the "FDIC") current $250,000 limit. At December 31, 2019, the Company did not exceeded the federally insured limit.

NOTE 5 -   *COMMITMENTS AND CONTINGENCIES*

The Company can be subject to litigation, arbitration settlements, and regulatory assessments which arise in the ordinary course of business as a registered capital acquisition broker. The Company recognizes a liability and expense for any such matters at the time exposure to loss is more than remote and an amount of the loss is reasonable determinable. In the opinion of management, there are no outstanding matters at December 31, 2019 requiring contingent loss recognition.

NOTE 6 -   *SUBSEQUENT EVENTS*

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

NOTE 7 -   *NEW ACCOUNTING PRONOUNCEMENTS*

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

Company management has reviewed the accounting standards updates issued by the FASB that were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year ending December 31, 2019. Based upon this review, the Company has implemented the pronouncements that required adoption (if any). They have also concluded that the remaining pronouncements have either limited or no application to the Company, and in all cases, implementation would not have a material impact on the financial statements taken as a whole.

SUPPLEMENTARY INFORMATION

THE FORBES SECURITIES GROUP LLC

**RECONCILIATION OF THE COMPUTATION OF NET CAPITAL PURSUANT
TO UNIFORM NET CAPITAL RULE 15C3-1 INCLUDED IN THE COMPANY'S
CORRESPONDING UNAUDITED FORM X-17A-5 PART II FILING
DECEMBER 31, 2019**

COMPUTATION OF NET CAPITAL

Total ownership equity from Statement of Financial Condition	$	32,386
Deduct ownership equity not allowable for net capital		-
Total ownership equity qualified for net capital		32,386
Deductions and/or charges:		
Non-allowable assets from Statement of Financial Condition:		
Accounts receivable		21,291
Other current assets		590
Other deductions and/or charges		-
Other additions and/or credits		-
Net capital before haircuts on securities positions		21,881
Net capital	$	10,505

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$	4,710
Minimum dollar net capital requirement of reporting broker-dealer		5,000
Net capital requirement (greater of above)		5,000
Excess net capital	$	5,505
Net capital less the greater of 10% of aggregate indebtedness or 120% of minimum		
dollar net capital requirement of reporting broker-dealer	$	4,505

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregated indebtedness liabilities from Statement of Financial Condition:	$	70,657
Add:		
Drafts for immediate credit		-
Market value of securities borrowed for which no equivalent value is paid or credited		-
Other unrecorded amounts		-
Total aggregate indebtedness	$	70,657
Percentage of aggregate indebtedness to net capital		672.60%

See Report of Independent Registered Public Accounting Firm

There are no material differences between the preceding calculation and the Company's corresponding unaudited Part II A of Form X-17A-5 as of December 31, 2019.



SPICER JEFFRIES LLP

Certified Public Accountants

4601 DTC BOULEVARD • SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of
The Forbes Securities Group LLC

We have reviewed management's statements, included in the accompanying management statement regarding compliance with Rule 15c3-3 exemption report, in which (1) The Forbes Securities Group LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraphs (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Spicer Jeffries LLP

Denver, Colorado
February 10, 2020

THE FORBES SECURITIES GROUP, LLC

<u>EXEMPTION REPORT</u>

To Whom It May Concern,

To the best knowledge and belief of **THE FORBES SECURITIES GROUP, LLC.** (the "Company"), the Company claimed exemption from possession or control requirements of SEC Rule 15c3-3 under subparagraph (k)(2)(i) for the fiscal year ended December 31, 2019. This sub paragraph states:

(k)   EXEMPTIONS

(2)   The provisions of this rule shall not be applicable to a broker or dealer:

(i)   Who carries no margin accounts, <u>promptly</u> transmits all <u>customer</u> funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, <u>customers</u> and effectuates all financial transactions between the broker or dealer and its <u>customers</u> through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of <u>Customers</u> of The Forbes Securities Group LLC"

The Company met the identified exemption provisions throughout the most recent fiscal year without exception.



Robert Forbes
Owner